Exhibit 99.1

Sundial Virtual AGM Reminder

CALGARY, AB, July 1, 2021 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") would like to remind shareholders that its forthcoming Annual General Meeting of shareholders (the "Meeting") will be held on July 7, 2021 at 1 p.m. MDT. As the safety of Sundial's communities, shareholders, employees and other stakeholders continues to be a priority, Sundial will hold the Meeting in a virtual-only format due to COVID-19.

The Company also reminds shareholders that the deadline for submission of voting proxies for the Meeting is Monday, July 5, 2021 at 1 p.m. MDT. Shareholders are encouraged to vote by proxy in advance of the Meeting by one of the methods described in the form of proxy (the "Proxy") and management information circular (the "Circular").

"Our shareholders have played a key role in Sundial's development. We encourage our shareholders to actively participate in the governance of the company by voting their shares," said Greg Mills, Chair of the Board.

All shareholders will have the opportunity to participate in the Meeting online. Only registered shareholders and duly appointed proxyholders will be able to ask questions and vote in real time at the Meeting. Shareholders who hold their common shares with a bank, broker or other financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary.

Additional instructions may be found in Sundial's Proxy and Circular on www.sndlgroup.com in the Investor section and on SEDAR and EDGAR.

About Sundial Growers Inc.
Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments. Our cannabis operations centered in Canada cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total available space.  As a licensed producer that crafts cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 01-JUL-21